Exhibit 17.3

September 4, 2007

Mrs. Melissa A. Grimes
914 La Vergne Lane
La Vergne, TN 37086

City Capital Corporation
Attention: Mr. Ephren W. Taylor Jr.
256 Seaboard Lane Suite E 101-102
Franklin, TN 37067

Dear	Mr. Taylor and Fellow Board Members.

Please accept this letter as my official resignation from the board and as Chief Operations Officer of City Capital Corporation. I have reached this decision based on other comments and obligations that must have my attention at this time.

I appreciate all the opportunities that I have been given as a result of this position and regret that I will no longer be able to hold this seat.

I look forward to seeing great things from City Capital Corporation. If there are additional questions please feel free to contact me.

Sincerely,

/s/ Melissa A. Grimes
Melissa A. Grimes.